Eaton Corporation
2009 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(Millions of dollars)	2009	2008	2007	2006	2005
Income from continuing operations before income taxes & noncontrolling interests in consolidated subsidiaries	$303	$1,140	$1,055	$979	$969

Adjustments
(Income) losses of equity investees	(6)	(11)	(6)	1	1
Distributed income of equity investees	9	1	1	1	4
Interest expensed	170	192	193	139	109
Amortization of debt issue costs	5	2	1	1	1
Estimated portion of rent expense representing interest	59	58	44	41	38
Amortization of capitalized interest	13	13	12	12	12

Adjusted income from continuing operations before income taxes	$553	$1,395	$1,300	$1,174	$1,134

Fixed charges
Interest expensed	$170	$192	$193	$139	$109
Interest capitalized	7	13	14	14	13
Amortization of debt issue costs	5	2	1	1	1
Estimated portion of rent expense representing interest	59	58	44	41	38

Total fixed charges	$241	$265	$252	$195	$161

Ratio of earnings to fixed charges	2.29	5.26	5.16	6.02	7.04